UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Blue Bird Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

095306106
(CUSIP Number)

Eric L. Schondorf
American Securities LLC
299 Park Avenue, 34th Floor
New York, NY 10171
(212) 476-8000

Copy to:
Michael E. Lubowitz, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
(212) 310-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095306106	13D	Page 2

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB HOLDINGS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 3

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
ASP BB INVESTCO LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 4

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 5

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(B), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 6

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES PARTNERS VII(C), L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
PN

CUSIP No. 095306106	13D	Page 7

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES ASSOCIATES VII, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
OO

CUSIP No. 095306106	13D	Page 8

1	NAME OF REPORTING PERSONS OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
AMERICAN SECURITIES LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS:
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
0 (See Item 5)

	8	SHARED VOTING POWER:
11,030,150 (See Item 5)

	9	SOLE DISPOSITIVE POWER:
0 (See Item 5)

	10	SHARED DISPOSITIVE POWER:
11,030,150 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11,030,150 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
43.24% (See Item 5)

14	TYPE OF REPORTING PERSON:
IA

This Amendment No. 4 (“Amendment No. 4”) amends the Schedule 13D initially filed with the Securities and Exchange Commission (“SEC”) on June 10, 2016, as amended (the “Schedule 13D”), and is filed by and on behalf of (i) ASP BB Holdings LLC (“Holdings”), (ii) ASP BB Investco LP (“Investco”), (iii) American Securities Partners VII, L.P. (“ASP VII”), (iv) American Securities Partners VII(B), L.P. (“ASP VII(B)”), (v) American Securities Partners VII(C), L.P. (“ASP VII(C)” and, with ASP VII and ASP VII(B), the “Sponsors,” the owners of limited partnership interests in Investco), (v) American Securities Associates VII, LLC, the general partner of each Sponsor (“GP”), and (vi) American Securities LLC, which provides investment advisory services to each Sponsor (the “Advisor”) (collectively, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Blue Bird Corporation (“Blue Bird” or the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On October 18, 2018, the Issuer filed Amendment No. 4 to its Tender Offer Statement on Schedule TO with the SEC announcing the final results of the Issuer’s tender offer to purchase up to $50 million in aggregate value of its Common Stock at a price of $28.00 per share and of its 7.625% Series A Convertible Cumulative Preferred Stock at a price of $241.69 per share (the “Tender Offer”).  Holdings tendered all of its shares of Common Stock it owned in the Tender Offer.  Because the Tender Offer was oversubscribed, the number of shares of Common Stock accepted for purchase by the Issuer from each tendering stockholder was prorated, at a proration factor of 8.08209%.  The shares of Common Stock accepted for purchase by the Issuer included 969,850 shares of Common Stock tendered by Holdings, and Holdings received aggregate proceeds of $27,155,800 in consideration thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5(a)-(c) of Schedule 13D are supplemented as follows:

(a) and (b)  The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 4, as of October 22, 2018, are incorporated herein by reference.  As of October 22, 2018, Holdings was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 11,030,150 shares of Common Stock, representing 43.24% of the issued and outstanding shares of Common Stock (based on 25,508,525 shares of Common Stock outstanding as of October 18, 2018, which information was provided by the Issuer after taking into account the shares of Common Stock accepted by the Issuer in the Tender Offer).  As a result of their relationship to Holdings, Investco, the Sponsors, GP and Advisor also may be deemed to be beneficial owners of such shares.  None of the Scheduled Persons own any shares of Common Stock as of October 22, 2018.

(c)  Except as described in Item 4 of this Amendment No. 4, no other transactions with respect to the shares of Common Stock were effected during the past sixty days by any of the Reporting Persons or by any of the Scheduled Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.  Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

ASP BB HOLDINGS LLC

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	October 22, 2018

ASP BB INVESTCO LP

By: ASP Manager Corp., its general partner

By:	/s/ Eric L. Schondorf
Name:	Eric L. Schondorf
Title:	Vice President and Secretary
Date:	October 22, 2018

AMERICAN SECURITIES PARTNERS VII, L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	October 22, 2018

AMERICAN SECURITIES PARTNERS VII(B), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	October 22, 2018

AMERICAN SECURITIES PARTNERS VII(C), L.P.

By: American Securities Associates VII, LLC, its general partner

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	October 22, 2018

AMERICAN SECURITIES ASSOCIATES VII, LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	Managing Member
Date:	October 22, 2018

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
Name:	Michael G. Fisch
Title:	President and Chief Executive Officer
Date:	October 22, 2018